EXHIBIT 12

HSBC USA INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months Ended June 30,
	2012	2011
	(dollars are in millions)
Ratios excluding interest on deposits:
Income (loss) from continuing operations	$(513)	$261
Income tax expense (benefit)	369	121
Less: Undistributed equity earnings	-	-
Fixed charges:
Interest on:
Borrowed funds	15	21
Long-term debt	332	297
Others	13	85
One third of rents, net of income from subleases	15	15

Total fixed charges, excluding interest on deposits	375	418

Income from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$231	$800

Ratio of earnings from continuing operations to fixed charges	.62	1.91

Total preferred stock dividend factor(1)	$51	$51

Fixed charges, including the preferred stock dividend factor	$426	$469

Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	.54	1.71

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$375	$418
Add: Interest on deposits	161	132

Total fixed charges, including interest on deposits	$536	$550

Earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$231	$800
Add: Interest on deposits	161	132

Total	$392	$932

Ratio of earnings from continuing operations to fixed charges	.73	1.69

Fixed charges, including the preferred stock dividend factor	$426	$469
Add: Interest on deposits	161	132

Fixed charges, including the preferred stock dividend factor and interest on deposits	$587	$601

Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	.67	1.55

(1)	Preferred stock dividends grossed up to their pretax equivalents.